Exhibit (h)(187)
Form of
March 26, 2013
Steven Bennett
State Street Bank and Trust Company
Global Investor Services Group
2 Avenue de Lafayette LCC/2S
Boston, Massachusetts 02111
VIA FEDERAL EXPRESS
Dear Mr. Bennett:
This letter is to provide notice of termination of State Street Bank and Trust Company’s accounting services related to calculation of net asset value and net income as identified under Section 9 and any other related sections of the Amended and Restated Custodian Contract, with respect to Janus Real Return Fund (“Fund”), such termination of those services effective July 1, 2013.
If you have any questions regarding this matter, please contact me at (303) 394-6459 or via e-mail at stephanie.grauerholz@janus.com.
Sincerely,
Stephanie Grauerholz-Lofton
Vice President, Secretary and Chief Legal Counsel